

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

David S. Schulz
Senior Vice President and Chief Financial Officer
WESCO International Inc
225 West Station Square Drive Suite 700
Pittsburgh, Pennsylvania 15219

> **Re: WESCO International Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 24, 2020**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2020**
> **Filed November 9, 2020**
> **File No. 001-14989**

Dear Mr. Schulz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2020

Management's Discussion and Analysis of Results of Operations and Financial Condition
Company Overview
Utility & Broadband Solutions, page 28

1. You discuss your operations were impacted by "unfavorable business conditions" and quantify the consolidated results for income from operations as adjusted for the Corporate segment. Please consider providing more detailed discussion of your results of operations on an operating segment basis for key drivers impacting on sales and income from operations. It appears the UBS segment was impacted by the pandemic to a greater degree than your two other operating segments for the nine months ended September 30, 2020. Refer to Item 303(b)(2) of Regulation S-K and Staff Release 33-8350.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Aamira Chaudhry at 202-551-3389 or Robert Shapiro at 202-551-3273 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services